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17016774

Ma[illegible] ... ISSION

... ashington, D.C. 20549

Section

MAR 0 1 2017

Washington DC

406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-02915

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Umpqua Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One SW Columbia Street, Suite 300

(No. and Street)

		97258
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jenny Staggenborg 503-546-2414

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP

(Name – *if individual, state last, first, middle name*)

805 SW Broadway, Suite 1200	Portland	Oregon	97205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Jeani Winterbourne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Umpqua Investments, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Notary Public

OFFICIAL SEAL
MICHELLE L GAGIANO
NOTARY PUBLIC-OREGON
COMMISSION NO. 480739
MY COMMISSION EXPIRES AUGUST 15, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Umpqua Investments, Inc.

We have audited the accompanying statement of financial condition of Umpqua Investments, Inc. (the Company) as of December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Umpqua Investments, Inc. as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Portland, Oregon
February 27, 2017


Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

UMPQUA INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$	1,499,512
Investments, at fair value (cost basis of $644,042 - Note 3)		661,728
Interest and dividends receivable		4,817
Receivable from clearing organization		14,356,958
Furniture, equipment, and leasehold improvements, net (Note 4)		160,168
Deposits with clearing brokerage		100,000
Prepaid expenses and other assets		914,642
Goodwill		2,715,045
Broker retention notes receivable and agreements, net (Note 5)		99,682
Total assets	$	20,512,552

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	1,165,299
Payable to clearing organization		622,262
Accrued expenses and other liabilities		255,618
Total liabilities	$	2,043,179
COMMITMENTS AND CONTINGENCIES (Note 10)		
STOCKHOLDER'S EQUITY		
Common stock, at stated value, authorized 1,000 shares; issued and outstanding, 600 shares		250,000
Additional paid-in-capital		14,227,047
Retained earnings		3,992,326
Total stockholder's equity		18,469,373
Total liabilities and stockholder's equity	$	20,512,552

The annual report of Umpqua Investments, Inc. on Form X-17A-5 at December 31, 2016 is available for examination at One Columbia Street, Suite 300, Portland, Oregon and also at the San Francisco, California office of the United States Securities and Exchange Commission. In addition, the Report of Independent Registered Public Accounting Firm on Internal Controls at December 31, 2016 is available for inspection at the Washington D.C., and San Francisco, California offices of the United States Securities and Exchange Commission.

Note 1 - Organization

Umpqua Investments, Inc. (the Company) is an Oregon corporation organized on January 1, 1991, and is a broker-dealer registered with the Securities and Exchange Commission (SEC). Effective December 1, 1999, Umpqua Holdings Corporation (Umpqua) acquired 100% of the issued and outstanding common stock of the Company. The Company is principally engaged in the general business of securities broker, agent, principal, or registered investment advisor; including buying, selling, exchanging, or otherwise in any manner dealing in stocks, bonds, evidence of property or indebtedness, or any securities or paper ordinarily or necessarily dealt with by security brokers, agents, or principals.

Note 2 - Summary of Significant Accounting Policies

Investments - Investments are classified as *Trading Securities* and reported at fair market value.

Receivable from clearing organization - Receivable from clearing organization represents amounts arising primarily in connection with security transactions, and is stated at the amount management expects to collect. No allowance for bad debts is recorded as no material losses are expected. The Company monitors the credit standing of the clearing organization with which it conducts business to mitigate the Company's exposure to credit risk.

Furniture, equipment, and leasehold improvements - Furniture, equipment, and leasehold improvements are carried at cost. Depreciation is computed using the straight-line method over the asset's estimated useful life. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant improvements are capitalized.

Broker retention notes receivable and agreements, net - Broker retention notes receivable have due dates of seven years with payments of principal and interest due annually and are reported net of transition agreements due to a right of offset. If employment ceases before the due date of the note, the remaining principal and accrued interest owing is payable to the Company in full.

Broker retention agreements, which are forgivable, are amortized, generally using the straight-line basis, over the service period covered by the underlying agreements, generally seven years.

Income taxes - The Company files consolidated federal income tax returns with Umpqua. For financial reporting purposes, the Company recognizes income taxes on a separate return basis. Deferred tax assets and liabilities are recognized for the future tax benefits or consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of estimates - The preparation of financial statement in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues, expenses, gains and losses during the reporting period. Actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (Continued)

Goodwill - Goodwill and other intangible assets with indefinite lives are not amortized but instead are periodically tested for impairment. Management performs an impairment analysis for the intangible assets with indefinite lives on an annual basis as of December 31. Additionally, goodwill is evaluated on an interim basis when events or circumstances indicate impairment potentially exists. On at least an annual basis, we assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others, a significant decline in our expected future cash flows, a significant adverse change in legal factors or in the business climate, adverse action or assessment by a regulator, and unanticipated competition.

The Company performed its annual goodwill impairment analysis as of December 31, 2016. The company assessed qualitative factors to determine whether the existence of events and circumstances indicated that it is more likely than not that the indefinite-lived intangible asset is impaired, and determined no factors indicated an impairment. Based on this analysis, no further testing was determined to be necessary.

Share-based payments - The Company participates in Umpqua's stock-based compensation plan that provides for the granting of stock options and restricted stock awards to eligible employees and directors. The Company recognizes in the income statement the grant-date fair value of stock options and other equity-based forms of compensation issued to employees over the employees' requisite service period (generally the vesting period). The requisite service period may be subject to performance conditions.

Fair value measurements - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level hierarchy is used for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect our estimates about market data. In general, fair values determined by Level 1 inputs utilize quoted prices for identical assets or liabilities traded in active markets that the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Subsequent events - The Company has evaluated events and transactions through the time the consolidated financial statements were issued for potential recognition or disclosure.

Note 3 - Investments

Investments owned are classified as trading securities and are held at fair value and consist of municipal bonds and equity securities at December 31, 2016:

	Cost	Unrealized Gain	Market Value
Municipal bonds	$ 644,034	$ 17,658	$ 661,692
Equity securities	8	28	36
	$ 644,042	$ 17,686	$ 661,728

Note 4 - Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2016:

			Estimated Useful Lives
Furniture, fixtures and equipment	$	757,562	5 - 10 years
Leasehold improvements		391,383	9 - 15 years
Software		43,498	3 years
Total		1,192.443	
Less accumulated depreciation and amortization		(1,032,275)	
Total	$	160,168	

Note 5 - Broker Retention Notes Receivable and Agreements, net

The Company has entered into broker retention notes receivable and forgivable broker retention agreements with certain employees. At December 31, 2016, broker retention notes receivable of $99,682 are outstanding. The broker retention notes receivable are reported net of transition agreement obligations of $107,201 at December 31, 2016. The broker retention notes receivable carry interest rates ranging from 1.46% to 1.64% with initial terms of seven years. At December 31, 2016, the transition agreements require future payments totaling $215,234 to the employees if certain terms and conditions are met. The timing and amount of those payments are generally in alignment with the payments required by the employees under the notes receivable, and a right of offset exists between the two agreements.

Note 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1).

At December 31, 2016, the Company had net capital of $14,538,397 which was $14,438,397 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .10 to 1.

Note 7 - Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases.

The following table reflects the effects of temporary differences that give rise to the components of the net deferred tax asset as of December 31, 2016:

Deferred tax assets:		
Accrued expenses	$	289,696
Premises and equipment depreciation		81,417
State taxes		64,678
Accrued bonuses		63,903
Accrued severance and deferred compensation		28,074
Total gross deferred tax assets		527,768
Deferred tax liabilities:		
Prepaid expenses		48,948
Total gross deferred tax liabilities		48,948
Net deferred tax asset	$	478,820

Note 8 - Employee Benefit Plan

Substantially all employees of the Company are eligible to participate in a 401(k) plan sponsored by Umpqua. Contributions for the plan are at the discretion of the Company's management.

Note 9 - Stock Based Compensation

The following table summarizes information about stock option activity for the year ended December 31, 2016:

	Options Outstanding		Weighted Avg. Exercise Price
Balance, beginning of year	2,000	$	11.53
Granted	—		—
Exercised	—		—
Forfeited/expired	—		—
Balance, end of year	2,000	$	11.53
Options exercisable, end of year	2,000	$	11.53

The total intrinsic value (which is the amount by which the stock price exceeds the exercise price) of both options outstanding and options exercisable as of December 31, 2016 was $14,500. The weighted average remaining contractual term of options exercisable was 3.7 years as of December 31, 2016.

Note 9 - Stock Based Compensation (continued)

Restricted shares issued generally vest on an annual basis over three or five years. The following table summarizes information about nonvested restricted shares outstanding at December 31, 2016:

	Restricted Shares Outstanding	Weighted Average Grant Date Fair Value
Balance, beginning of year	5,001	$ 15.19
Granted	1,000	14.36
Released	(3,169)	14.21
Forfeited/expired	(166)	16.04
Balance, end of year	2,666	$ 15.98

Note 10 - Commitments and Contingencies

The Company has noncancelable operating leases, including leased premises for its Lake Oswego and two Medford, Oregon locations, and various leases for office equipment.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2016 are as follows:

Years ended December 31,	2017	$ 173,117
	2018	75,603
	2019	62,315
	2020	—
	2021	—
	Thereafter	—
Total future minimum lease payments		$ 311,035

In March 2011, the Company entered into an agreement covering the termination of the former Eugene lease location. Included in accrued expenses and other liabilities is $31,749 liability for the agreement, which requires monthly payments of $1,400 through December 2018.

In the ordinary course of business, the Company is a party to various legal and regulatory claims, actions, and complaints. Although the ultimate resolution of these matters cannot be predicted with certainty, management believes that the likelihood of these matters having a material adverse effect beyond amounts already recorded by the Company is remote.

The Company is required to post collateral of $100,000 against its obligation under an agreement with the clearing organization, for the market value of trading securities at December 31, 2016. If the Company breached any of the collateral provisions, the clearing organization has the right to require settlement of the obligations immediately under the agreement.

The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on settlement date, generally three business days after trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has established various procedures to reduce this risk, and therefore the potential for the Company to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

Note 11 - Related Party Balances and Transactions

Related parties consist of Umpqua, Umpqua's wholly-owned subsidiary bank (Umpqua Bank), and principal officers and employees of Umpqua, Umpqua Bank, and the Company.

In the normal course of business, the Company receives funds from and advances funds to Umpqua. These receivables and payables are short-term in nature and bear no interest. Included in accrued expenses and other liabilities is $165,125 payable to Umpqua. Included in prepaid expenses and other assets is $149,913 receivable from Umpqua.

Note 12 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. The Company is exposed to the credit risk should counterparties not fulfill their obligations. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company assesses the credit standing of brokers at issuance of broker retention agreements.

Note 13 - Fair Value

The following table presents estimated fair values of the Company's financial instruments as of December 31, 2016, whether or not recognized or recorded at fair value:

	Level	Carrying Value	Fair Value
Financial Assets:			
Cash	1	$ 1,499,512	$ 1,499,512
Trading securities	2	661,728	661,728
Interest and dividends receivable	1	4,817	4,817
Receivable from clearing organization	1	14,356,958	14,356,958
Broker retention notes receivable and agreements, net	3	99,682	99,493

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2016:

	Fair Value Measurements			
	Total	Level 1	Level 2	Level 3
Description				
Trading securities	$ 661,728	$ —	$ 661,728	$ —

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

Cash, interest and dividends receivable, and receivable from clearing organization - The carrying amount of these assets is a reasonable estimate of fair value due to the short-term nature of these balances.

Trading securities - Fair values for trading securities are classified as level 2 inputs and are based on quoted market prices for similar assets.

Broker retention notes receivable and agreements, net - The fair value is estimated by calculating the discounted cash flows and is accordingly classified as a level 3 input.

Note 14 - Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis. The agreements with the clearing agent provides for payment of an agent clearing fee.

Report of Independent Registered Public Accounting Firm and Statement of Financial Condition for

Umpqua Investments, Inc.

(SEC I.D. No. 8-0121943)

December 31, 2016

Filed pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC DOCUMENT